

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

Via E-mail
Amy Chaffe
Chief Executive Officer
Formigli Inc.
895 Pismo Street
San Luis Obispo, CA 93401

> **Re:** **Formigli Inc.**
> **Registration Statement on Form S-1**
> **Filed October 7, 2014**
> **File No. 333-199193**

Dear Ms. Chaffe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

Prospectus Summary, page 6

Company Overview, page 6

2. Please prominently disclose that your auditors have raised substantial doubt as to your ability to continue as a going concern.   In addition, please disclose that your status as a development stage company, means that you have no or limited active business operations, no revenues, and no significant assets. Further, please disclose the amount of funding you will need to raise over the next 12 months to continue in business. This comment also applies to your disclosures in your Description of Business section.

3. Please revise your disclosure here and throughout the prospectus as appropriate to differentiate clearly between your company, which plans to operate a distribution business, and the Formigli bicycle manufacturing business based in Italy.

4. Please disclose, if true, here and throughout the prospectus as appropriate that apart from the distribution agreement you are not otherwise related to or in any way affiliated with the Formigli bicycle manufacturing business based in Italy.

Summary of this Offering, page 9

5. Please review for accuracy and revise as appropriate your disclosure that total registration costs will be approximately $250,000.

Risk Factors, page 10

6. Please add a risk factor addressing the risks to your business arising from the fact that the term of the distribution agreement with Formigli bicycle manufacturing business is only certain for the first five years.

Key management personnel may leave the Company, which could adversely affect the ability of the Company to continue operations, page 13

7. The description of the terms of the distribution agreement in this risk factor appears to be different than the terms described elsewhere in the registration statement. For example, here you seem to indicate that the distribution agreement is personal to Ms. Chaffee, whereas, for example, footnote 3 to the financial statements indicates that the agreement is between your company and the bicycle manufacturer.

8. Your disclosure under the first risk factor on page 14 regarding the monthly management fee currently being earned by Ms. Chaffe is inconsistent with disclosures elsewhere in the document which indicate the monthly management fee is $5,000. Refer, for example, to the disclosures on page 45 under Executive Compensation and in Note 6 to the financial statements. Please revise your disclosures for accuracy and consistency.

Plan of Distribution; Terms of the Offering, page 23

9. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will ever be quoted or listed or have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities will be sustained even if developed.

Description of Property, page 26

10. Your disclosure that you are currently using Ms. Chaffe's home as your corporate headquarters on a rent-free basis appears to be inconsistent with disclosures elsewhere throughout the document which indicate you are accruing $1,000 per month as rent expenses. Refer, for example, to disclosures on page 45 under Executive Compensation, on page 48 under Certain Relationships and Related Transactions, and in Note 6 to the financial statements. Please revise your disclosures for accuracy and consistency.

Description of Business, page 27

11. Please revise your disclosure about the bicycle industry to clarify which retailers and consumers you intend to target. In addition, please provide information about the price points or price ranges you anticipate for the bicycles you propose to distribute.

12. Please revise your disclosure to describe the material terms of your distribution agreement with Formigli (Italy). Please also file the distribution agreement as an exhibit to the registration statement or tell us why you believe it is not a material contract for purposes of Item 601(b)(10) of Regulation S-K.

13. Discuss the importance and duration of all material patents, trademarks and licenses held, including, for example, any rights you have to the Formigli name and related intellectual property. See Item 101(h)(4)(vii) of Regulation S-K.

14. We note that the data you discuss concerning your market and industry is data from 2008-11, at least three years old and some older. Please update your discussion with more recent data. If you are unable to update this data, please add a risk factor discussing that some of your data may not be current.

Marketing Strategy, page 39

15. We note in your risk factor starting at the bottom of page 15 concerning the competitive nature of your industry, your reference to your "grassroots" marketing approach. Please revise your disclosure here to discuss your "grassroots" marketing.

Executive Compensation, page 45

16. We note that in the executive compensation table it discloses compensation paid to Ms. Chaffe of $5,000 for the year 2014 and according to the paragraph prior to the chart, the chart reflects payments made as of the year ended December 31, 2014 and for the interim period ending September 30, 2014. However, your footnote to the chart indicates that the Company accrues $5,000 per month for management fees. Please revise your footnote to make clear, if true, that the Company began to accrue the $5,000 per month after September 30, 2014.

Certain Relationships and Related Party Transactions, page 48

17. Please advise us whether the notes referred to in the chart at the top of page 44, "repayment of notes," are notes payable to Ms. Chaffe. If so, please disclose that transaction here. We may have additional comments when we review your response.

Financial Statements, page F-1

Statements of Cash Flows, page F-5

18. We note your disclosure on page 25 under dilution that the Company issued 10 million shares of common stock to Ms. Chaffe "for cash consideration of $29,500 by way of $5,000 cash and a capital contribution of $24,500 in respect to the development of a website." We also note the statements of cash flows reflects $29,500 in cash proceeds from the issuance of common stock. Please revise your disclosure on page 25 for clarity and to the extent cash proceeds were limited to $5,000, please revise your statements of cash flows accordingly.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Basic and Diluted Loss Per Share, page F-7

19. We note your disclosure that at June 30, 2014, you had entered into convertible loan agreements whereby the holders may acquire up to 500,000 shares of the Company's common stock. Please tell us where these loans are reflected on the balance sheet and statements of cash flows. Please also disclose the pertinent terms of the convertible loan agreements, including maturity dates, interest rate, conversion terms and your accounting for the conversion feature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director